

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2012

<u>Via E-mail</u>
David E.I. Pyott
Chairman of the Board, President and
Chief Executive Officer
Allergan, Inc.
352 Knotter Drive
Cheshire, CT 06410

>   **Re: Allergan, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2011**
>   **Filed February 28, 2012**
>   **File No. 001-10269**

Dear Mr. Pyott:

We have limited our review of your filing to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

<u>Operations</u>
<u>Critical Accounting Policies, Estimates and Assumptions</u>
<u>Product Liability Self-Insurance, page 45</u>

1. Please provide us proposed disclosure to be included in future periodic filings addressing the quantitative disclosures specified in SAB Topic 5Y Question 3 relating to aggregate claims related to product liability, such as aggregate settlement costs, number of claims pending at each balance sheet date, the number of claims filed for each period presented, the number of claims dismissed, settled, or otherwise resolved for each period, and the average settlement amount per claim. Additionally, please disclose the historical and expected trends in these amounts and their reasonably likely effects on operating results and liquidity.

Liquidity and Capital Resources, page 67

2. You disclose "As of December 31, 2011, we have aggregate gross receivables from public and semi-public hospitals in Italy and Spain of $49.4 million and related reserves of $10.6 million for allowances for doubtful accounts." Please provide us proposed disclosure to be included in future periodic reports that breaks out the amount of trade receivables from product sales and the amount of product sales by country in Italy and Spain (and Greece and Portugal, if any) and also disclose the amounts that are past due from each of these countries separately. Disclose the portion in each of these countries that is due directly from the government or funded by the government.

Note 9. Employee Retirement and Other Benefit Plans
Fair Value of Plan Assets, page F-30

3. Please provide us with proposed disclosure to be included in future periodic filings which include the disclosures required under ASC 715-20-50-1(d)(5)(iv)(3).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

                                        Sincerely,

                                         /s/ Jim B. Rosenberg

                                        Jim B. Rosenberg
                                        Senior Assistant Chief Accountant